Exhibit (a)(1)(G)
This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 25, 2006 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of
BioLok International Inc.
at
$2.15 Net Per Share
by
Tumbler Merger Corp.,
a wholly-owned subsidiary of
Tumbler Holdings, Inc.
and an indirect wholly-owned subsidiary of
HealthpointCapital Partners II, LP
     Tumbler Merger Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Tumbler Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock (the “Common Stock”), $0.01 par value (the “Shares”), of BioLok International Inc., a Delaware corporation (“BioLok”), at a price of $2.15 per Share, net to the seller in cash, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2006 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offeror is an indirect wholly-owned subsidiary of HealthpointCapital Partners II, LP.

     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 23, 2006, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED SEPTEMBER 7, 2006 BY AND AMONG THE OFFEROR, THE PARENT AND BIOLOK (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).
     In connection with the Merger Agreement, and in order to induce Parent and Offeror to enter into the Merger Agreement, officers and directors and stockholders of BioLok entered into Stockholders Support Agreements, each effective as of September 7, 2006, with the Offeror, pursuant to which the stockholders agreed, among other things, to tender the shares held by them in the Offer and to give the Offeror their proxy to vote such shares in favor of adoption of the Merger Agreement, all upon the terms and subject to the conditions set forth in such Stockholders Support Agreements. The Shares represented by the Stockholders Support Agreements constitute approximately 60% of the outstanding Shares as of September 7, 2006.
     THE BOARD OF DIRECTORS OF BIOLOK HAS UNANIMOUSLY (1) DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, AND IN THE BEST INTERESTS OF, BIOLOK AND ITS STOCKHOLDERS, (2) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT THE STOCKHOLDERS OF BIOLOK ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.
     The Offeror (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) (including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the obligation of the Offeror to pay for or return any Shares that are tendered in the Offer promptly after termination or withdrawal of the Offer), pay for any Shares that are tendered in the Offer, and (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):
•	a number of Shares that, together with any Shares then owned by the Parent or the Offeror, represents at least 50.01% of all then outstanding Shares calculated on a fully-diluted basis have not been validly tendered in accordance with the terms of the Offer and not withdrawn (the “Minimum Condition”); or

•	any of the following events has occurred:
•	there shall be pending or overtly threatened any suit, action or proceeding by any governmental entity (i) challenging the acquisition by the Offeror or Parent of any Shares or (ii) seeking to restrain or prohibit the consummation of the Offer or the Merger provided that Parent is using commercially reasonable efforts to remove such challenge, restraint or prohibition or there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of any governmental entity, to the Offer or the Merger, or any other action shall be taken by any governmental entity, that is reasonably likely to result in any of the consequences referred to in (i) or (ii) above;

•	any stockholder of BioLok who is a party to the Stockholders Support Agreements shall have breached the relevant Stockholders Support Agreement in any material respect;

•	any of the representations and warranties of BioLok set forth in the Merger Agreement (i) shall not have been true and correct as of the date of the Merger Agreement or (ii) except with respect to representations and warranties made as of a particular date shall not be true and correct on and as of the scheduled expiration date of the Offer with the same force and effect as if made on and as of such date, except where the failure to be so true and correct has not had and would not reasonably be expected to have a BioLok Material Adverse Effect (as defined below);

•	there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Nasdaq Stock Market’s Global Market (other than a shortening of trading hours or any trading halt triggered solely as a result of a specified increase or decrease in a market index), or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	BioLok shall have failed to perform any agreement, covenant or obligation of BioLok to be performed or complied with by it, except where the failure to so perform would not have a BioLok Material Adverse Effect;

•	since the date of the Merger Agreement, there shall have occurred and be continuing any event, change or development that, individually or in the aggregate, has had or reasonably would be expected to have a BioLok Material Adverse Effect; or

•	the Merger Agreement shall have been terminated in accordance with its terms.
     The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by the Parent or the Offeror, in whole or in part at any time and from time to time prior to the expiration date of the Offer in the sole discretion of the Parent or the Offeror, provided that the Minimum Condition can be waived only with the prior written consent of BioLok. A “BioLok Material Adverse Effect” means any change, event or effect that is materially adverse to the business assets (including, without limitation, intangible assets), financial condition (including changes in working capital or indebtedness) or results of operations of BioLok and its subsidiaries, taken as a whole, excluding any changes, events or effects that are attributable to: (i) conditions that materially and adversely affect the general worldwide economy, except to the extent that those changes disproportionately affect BioLok and its subsidiaries (taken as a whole); (ii) conditions that materially and adversely affect the dental implant industry, except to the extent that those changes disproportionately affect BioLok and its subsidiaries (taken as a whole), (iii) any effect arising out of or attributable to the public announcement of the transactions contemplated by the Merger Agreement, (iv) any effect arising out of or attributable to any action taken or failed to be taken by BioLok or any of its subsidiaries at the written request of Parent or Offeror or (v) any effect arising out of or attributable to any action taken by Parent or its affiliates.
     If any of the above conditions are not satisfied prior to the Expiration Date, the Offeror reserves the right, subject to the terms of the Merger Agreement, to (i) decline to purchase any of the Shares tendered and terminate the Offer, (ii) waive any of the conditions to the Offer, to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the SEC and its staff applicable to the Offer, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares, retain the Shares which will have been tendered during the period or periods for which the Offer is open or extended or (iv) amend the Offer.
     Subject to the terms of the Merger Agreement, the Offeror may (i) extend the Offer and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Interwest Transfer Company, Inc. (the “Depositary”) and (ii) amend the Offer by giving oral or written notice of such amendment to the Depositary. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of the Offeror under such Rule or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release.
     UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE TO BE PAID BY THE OFFEROR FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.
     The Offeror will extend the Offer:
•	for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or other governmental or self-regulatory entity that is applicable to the Offer,

•	in the event that any of the conditions to the Offer set forth above are not satisfied or waived as of any then scheduled expiration date of the Offer, the Offeror shall extend the Offer for successive extension periods of not more than ten (10) business days each, until such time as either (A) all of the conditions to the Offer are satisfied or waived, or (B) the Merger Agreement is terminated pursuant to its terms.
     In addition, notwithstanding the foregoing, the Offeror’s obligations to extend the Offer will not impair the parties’ rights to terminate the Merger Agreement pursuant to the terms thereof.
     If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.
     The Offeror may provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act of between 3 and 20 business days immediately following the expiration of the Offer.
     In addition, if more than 80% of the then outstanding Shares are validly tendered and not withdrawn pursuant to the Offer on the applicable date of expiration of the Offer (as it may be extended), the Offeror will provide for a subsequent offering period of 10 business days immediately following the expiration of the Offer.
     PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD. FURTHERMORE, THE SAME CONSIDERATION, THE OFFER PRICE, WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN ANY SUBSEQUENT OFFERING PERIOD.
     For a stockholder to validly tender Shares pursuant to the Offer and the Offeror to be deemed to have accepted for payment such tendered Shares, either (i) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the last page of the Offer to Purchase prior to the Expiration Date (unless such tender is made during a “subsequent offering period,” if one was offered) and either certificates for tendered Shares must be received by the Depositary at its address or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, in each case prior to the Expiration Date, or (ii) the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.
     Shares that are tendered in the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on October 23, 2006, and, unless accepted for payment pursuant to the Offer, may also be withdrawn at any time after November 24, 2006.
     However, if the Offeror provides for a “subsequent offering period,” Shares that are tendered in the Offer may not be withdrawn during the subsequent offering period. In addition, any Shares that are tendered during the subsequent offering period may not be withdrawn.
     In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. Because the tax consequences to a particular holder may differ based on that holder’s particular circumstances, each holder may wish to consult his or her own tax advisor regarding the tax consequences of the Offer and the Merger.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.
     Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Offeror’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Interwest Transfer Company, Inc., the Depositary for the Offer, at (801) 272-9294.
The Information Agent for the Offer is:
Jordan M. Darrow
631-367-1866
E-mail: jdarrow@DarrowIR.com (materials requests only)
September 25, 2006